Filed by Johnson & Johnson pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Johnson & Johnson Commission File No.: 1-3215 Plan for Separation of Kenvue & Launch of Exchange Offer This message was sent to Johnson & Johnson employees globally. Today, we announced our intention to “split off” Kenvue shares through an exchange offer. This step follows Kenvue’s initial public offering (IPO) completed on May 8, 2023, which enabled Kenvue to trade on the New York Stock Exchange under the ticker symbol “KVUE.” Following the IPO, Johnson & Johnson remained Kenvue’s largest shareholder, owning the majority of voting shares. Through the exchange offer, Johnson & Johnson intends to complete the final separation by splitting off the shares of Kenvue. Once this exchange offer is consummated (including all related transactions), Johnson & Johnson will no longer be the majority shareholder of Kenvue, and Kenvue will be a separate and independent company. Looking forward, the final separation will enable Johnson & Johnson to further sharpen our focus on our Pharmaceutical and MedTech research & development and continue to leverage our expertise to advance differentiated healthcare innovation. Why a split and why now?

A split-off by means of an exchange offer gives Johnson & Johnson shareholders a choice. Johnson & Johnson shareholders will have the ability to exchange all, some or none of their shares of Johnson & Johnson common stock for shares of Kenvue common stock, pursuant to the terms of the exchange offer.   What does this mean for me? As an employee, this exchange offer may impact you and any shares of Johnson & Johnson common stock you hold.  • If you own Johnson & Johnson common stock in a brokerage account or other investment account (including shares acquired from vested PSUs, vested RSUs, or vested and exercised stock options): ◦ You have the choice to participate in the exchange offer. Participation in the exchange offer is completely voluntary. If you do not wish to participate, no action is required. ◦ You will receive additional information from your bank or broker explaining the exchange offer and the actions you need to take if you wish to participate in the exchange offer.  • If you are a Johnson & Johnson Long-Term Incentive (LTI) award holder (including unvested PSUs, unvested RSUs, unvested stock options, and/or vested, unexercised stock options): ◦ There is no action required. The exchange offer does not impact your Johnson & Johnson LTI awards. ◦ You will receive additional information about your LTI awards. We have previously shared that we intended to complete the final separation (and no longer retain the majority stake in Kenvue) during the balance of 2023, dependent on market conditions. After closely monitoring the capital markets, we believe now is the right time to distribute our Kenvue shares and bring value to our shareholders.

• If you are invested in the Johnson & Johnson stock funds in the Johnson & Johnson Savings Plan (U.S.) (commonly known as a 401(k) plan) or the Johnson & Johnson Retirement Savings Plan (Puerto Rico) as of July 19, 2023: ◦ You have the choice to participate in the exchange offer. Participation in the exchange offer is completely voluntary. If you do not wish to participate, no action is required. ◦ You will receive additional information from Broadridge explaining the exchange offer and the actions you need to take if you wish to participate in the exchange offer.  This list does not account for all scenarios by which a Johnson & Johnson employee may hold Johnson & Johnson common stock. All Johnson & Johnson shareholders eligible to participate in the exchange offer will receive additional information about the exchange offer.   Please read all information you receive about the exchange offer and consult with your bank, broker and legal and tax advisors to understand your choices and make the decision right for you.  Have Questions? Employees may contact AskGS with questions regarding their LTI awards. For more information about the exchange offer, including the Savings Plan, contact Georgeson LLC at 1-866-695-6074 (in the U.S.) or +1-781-575-2137 (all others outside the United States). Forward Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com.

Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States). This email is intended for internal use only. It is confidential and should not be forwarded or otherwise disclosed beyond the recipients. All content © Johnson & Johnson Services, Inc. All Rights Reserved.